

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 20, 2017

Via E-Mail
Mr. William Scott Tudor
Water Technologies International, Inc.
10219 SE Lennard Road
Port St. Lucie, Florida 34952

>    **Re:    Water Technologies International, Inc.**
>    **Offering Statement on Form 1-A**
>    **Filed September 26, 2017**
>    **File No. 024-10746**

Dear Mr. Tudor:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your disclosure under Item 4 of Part I that the sum of the aggregate offering price of your offering is $750,000.  Please reconcile such disclosure with the disclosure in your offering statement that you will be offering an aggregate of $1,071,429 of your common stock.  Please also revise to clarify the offering price per share of common stock.

Offering Statement

Use of Proceeds, page 14

2.    We note your disclosure on page 25 that the balance of accrued officer compensation was $332,785 as of June 30, 2017.  Please state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors.  Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold.  See Instructions 2 and 3 to Item 6 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 20

3.    Please revise your registration statement to provide MD&A for the year ended December 31, 2016 as compared to December 31, 2015 or tell us why this disclosure has not been presented.  Refer to Item 9 of Form 1-A of Regulation A.

        We will consider qualifying your offering statement at your request.  In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:    Arden Anderson
        Austin Legal Group, APC